COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

January 8, 2020

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Preliminary Proxy Statement
Columbia Funds Variable Insurance Trust (the “Registrant”)
File No. 811-05199

Dear Mr. Cowan:

Registrant is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to consider (i) the approval of a transaction that will result in the substitution of shares of a Columbia Variable Portfolio – Government Money Market Fund for shares of Columbia Variable Portfolio – Asset Allocation Fund, Columbia Variable Portfolio – Diversified Absolute Return Fund and CTIVP®—AQR Managed Futures Strategy following their liquidation and (ii) the election of Trustees to the Board of Trustees of the Registrant.

If you have any questions regarding this filing, please contact me at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Secretary, Senior Vice President and Chief Legal Officer

Columbia Funds Variable Insurance Trust